

Via Facsimile and U.S. Mail

August 25, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

**Re:     American International Group, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2009**
**Form 10-K/A for the Fiscal Year Ended December 31, 2009**
**Filed March 31, 2010**
**Form 10-K/A for the Fiscal Year Ended December 31, 2009**
**Filed August 24, 2010**
**Definitive Proxy Statement on Schedule 14A**
**Filed April 12, 2010**
**File No. 001-8787**

Dear Mr. Benmosche:

        We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief